Exhibit 4.2

Description of the Bank’s Capital Stock
The Bank’s capital structure consists solely of Class B stock, par value $100 per share. The Class B stock contains three distinct subclasses, each of which is issued, redeemed, and repurchased at par value. Under the Bank’s Capital Plan, each member is required to maintain a certain minimum investment in Class B stock of the Bank. Each member’s minimum stock requirement is equal to the sum of a “membership” stock component and an “activity-based” stock component. Shares of Subclass B1 Class B stock are issued to meet the membership stock requirement and shares of Subclass B2 Class B stock and Subclass B3 Class B stock are issued to meet the activity-based stock requirement.

Subclass B1 Class B Stock

Each member is required to maintain a minimum investment in Subclass B1 shares sufficient to meet its membership stock requirement as long as the institution remains a member of the Bank. As of the date of this report, a member’s membership stock requirement is 0.05 percent (5 basis points) of the member’s total assets, subject to cap of $15 million. From time to time the Bank’s board of directors may adjust the membership stock requirement, including the cap, within specified ranges set forth in the Capital Plan. Under the Capital Plan, the membership stock requirement can range from 0.01 percent (one basis points) to 0.40 percent (40 basis points) of the member’s total assets. The cap can range from $1 million to $35 million. Any adjustment by the board of directors outside these ranges would require an amendment to the Capital Plan and Finance Agency approval. Each member is required to comply promptly with any adjustment to the membership stock requirement. A member may not use shares of Subclass B2 Class B stock or Subclass B3 Class B stock to meet its membership stock requirement.

Subclass B2 Class B Stock and Subclass B3 Class B Stock

Each member is required to maintain a minimum investment in Subclass B2 shares and Subclass B3 shares sufficient to meet its activity-based stock requirement as long as the related assets continue to be carried on the Bank’s balance sheet.

From time to time, the board of directors may adjust the activity-based stock requirement within specified ranges set forth in the Capital Plan as follows:

•	The advances stock requirement, which shall equal an amount of Subclass B2 Capital Stock not less than 2.00 percent nor greater than 6.00 percent of the member’s outstanding advances.

•
The acquired member assets stock requirement, which shall equal an amount of Subclass B2
Capital Stock not less than 0.00 percent nor greater than 6.00 percent of any acquired member asset sold by the member and owned by the Bank.

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•
The targeted debt/equity investments stock requirement, which shall equal an amount of Subclass B2 Capital Stock not less than 6.00 percent nor greater than 9.00 percent of any targeted debt/equity investment sold by the member and owned by the Bank, and

•
The standby letters of credit requirement, which shall equal an amount of Subclass B3 Capital Stock not less than 0.10% nor greater than 2.00% of the amount of standby letters of credit issued by the Bank on behalf of the member.

Any adjustment outside the ranges would require an amendment to the Capital Plan and Finance Agency approval. Each member is required to comply promptly with any adjustment to the activity-based stock requirement. A member may not use shares of Subclass B1 Class B stock to meet its activity-based stock requirement.
As of the date of this report, a member’s activity-based stock requirement is the sum of the following items

•	3.75 percent of the member’s outstanding par value of advances

•	8.00 percent of any outstanding targeted debt/equity investment (such as multifamily residential mortgage loan assets) sold by the member to the Bank on or after December 17, 2004.
The activity-based stock requirement also may include a percentage of any outstanding balance of acquired member assets (such as residential mortgage loan assets), although this percentage was set at zero as of the date of this report. The standby letters of credit requirement is expected to be implemented on March 18, 2022 in an amount equal to .10 percent of the amount of standby letters of credit issued by the Bank on behalf of the member.

Dividend Rights

The Bank’s board of directors, in its sole discretion, may declare and direct the Bank to pay dividends on the Class B stock. All outstanding shares of Class B stock participate in any dividend without preference and without distinction between subclasses. Dividends may be paid in the form of cash or capital stock and will be computed based on the amount of time during the relevant quarterly or other period that the Class B stock was outstanding. A former member of the Bank is entitled to receive any dividends attributable to its Class B stock through the date of redemption or repurchase of that stock by the Bank.

Dividends may be paid only from the Bank’s current net earnings or retained earnings. The board of directors may not declare a dividend under any one or more of the following circumstances:

•	If the Bank’s capital position is below its minimum regulatory capital requirement

•	If the Bank’s capital position will be below its minimum regulatory capital requirement after paying the dividend

•	If the principal or interest due on any consolidated obligation issued through the Office of Finance has not been paid in full

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•	If the Bank becomes a noncomplying FHLBank under Finance Agency regulations as a result of its inability to comply with regulatory liquidity requirements or satisfy its current obligations.
The Bank has adopted a retained earnings target. In addition, pursuant to amendments to the Bank’s Capital Plan, effective August 5, 2011, and the Amended Joint Capital Enhancement Agreement by and among each of the FHLBanks, the Bank is required to hold an amount of restricted retained earnings. Dividends may be limited or prohibited in some circumstances under regulatory requirements, Bank Policy and the Capital Plan in light of these requirements.

Repurchase and Redemption Provisions

Excess Stock Repurchases Initiated by the Bank

A member may hold Class B stock in excess of its minimum stock requirement, called excess stock, to the extent it has the legal authority under applicable statutes and regulations, subject to the following provisions.

Repurchases of Membership Stock – Subclass B1 Class B stock

The Bank will recalculate the membership stock requirement of each member at least annually, and no later than March 31 of each year, using financial data as of the prior calendar year-end. In its discretion, the Bank may recalculate any member’s membership stock requirement more frequently, using the most recently available financial data. The Bank also will recalculate each member’s membership stock requirement on the effective date of any adjustment to the percentage used in calculating this membership stock requirement. If any of these recalculations results in a decrease in the member’s membership stock requirement, the Bank, in its sole discretion, may, but is not required to, repurchase any excess shares of Subclass B1 Class B stock held by the member.
Upon termination of membership, any Subclass B1 Class B stock that is not required to meet the former member’s membership stock retention requirement is excess stock subject to repurchase by the Bank, in its sole discretion.

Repurchases of Activity-Based Stock – Subclass B2 Class B stock and Subclass B3 Class stock

The Bank will recalculate each member’s activity-based stock requirement at the time of any change in the amount of transactions outstanding between the Bank and the member, which can occur daily, and on the effective date of any adjustment to the percentages used in calculating the activity-based stock requirement. If this recalculation results in a decrease to the member’s activity-based stock requirement, and the par value of excess shares of Subclass B2 Class B stock and/or Subclass B3 Class stock held by a member exceeds the excess stock threshold amount, the Bank generally will repurchase some or all, in its discretion, of the excess shares of Subclass B2 Class B stock and/or Subclass B3 Class stock held by that member. The Bank may change this repurchase policy upon notice to the members.

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Excess Stock Redemptions Initiated by Members

Under the Bank’s Capital Plan, a member may request redemption of its excess stock, payable in cash at par value, upon five years’ prior written notice to the Bank. The Bank may, in its sole discretion and at any time, repurchase shares of excess stock referenced in the member’s written notice of redemption.

The written notice must indicate the particular subclass(es) and number of shares to be redeemed. The five-year redemption period starts when the Bank receives written notice from the member. A member may not have more than one written notice of redemption outstanding at any one time for the same shares of Class B stock. Following the requested redemption, the member must continue to meet its minimum stock requirement under the Capital Plan.

The member may cancel its redemption request before the end of the five-year redemption period by providing a written cancellation notice to the Bank, subject to a redemption cancellation fee.

If, at the end of the five-year redemption period, the member would fail to meet its minimum stock requirement, the Bank will not redeem the member’s Class B stock but will attempt the redemption on each of the following five business days. If the Bank is prevented from redeeming a member’s Class B stock during this period for this reason, the redemption notice will be cancelled automatically and the member will be required to pay a redemption cancellation fee.

If the member meets the redemption requirements at the expiration of the five-year redemption period, the Bank will pay to the member in cash the par value of all shares requested to be redeemed, subject to the limitations on redemption discussed below.

Repurchases and Redemptions as a result of Termination of Membership

If a member’s membership is terminated, whether voluntarily, involuntarily, or through merger or relocation, the Class B stock generally will be subject to a five-year redemption period.

Limitations on Redemptions and Repurchases

The Bank’s authority to redeem or repurchase Class B stock is subject to a number of limitations. Specifically, the Bank will not redeem or repurchase Class B stock if, following the redemption or repurchase, the Bank would fail to meet its minimum regulatory capital requirement or the affected member would fail to meet its minimum stock requirement. Also, the Bank may not redeem or repurchase any Class B stock without the prior written approval of the Finance Agency, if the Finance Agency or the board of directors has determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against capital creating an other-than-temporary decline in the Bank’s total capital that causes the value of the Bank’s total capital to fall below the Bank’s aggregate amount of Class B stock. This prohibition will apply even if the Bank is in compliance with its capital requirements and will remain in effect for however long the Bank continues to incur such charges or until the Finance Agency determines that such charges are not expected to continue.

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The Bank’s board of directors, or a committee thereof, temporarily may suspend redemptions and repurchases of Class B stock if it reasonably believes that such continued redemption or repurchase of Class B stock would result in one of the following:

•	Cause the Bank to fail to meet its minimum regulatory capital requirement

•	Prevent the Bank from maintaining adequate capital against a potential risk that may not be adequately reflected in its minimum regulatory capital requirement or

•	Otherwise prevent the Bank from operating in a safe and sound manner.
The Bank must notify the Finance Agency of any determination to suspend redemptions. The Bank will not repurchase any Class B stock without prior written approval of the Finance Agency during the period that redemptions are suspended under this provision.

The Bank may not redeem or repurchase shares of Class B stock from any member if the principal and interest due on any consolidated obligation issued through the Office of Finance has not been paid in full, or, under certain circumstances, if the Bank becomes a non complying FHLBank under Finance Agency regulations as a result of its inability to comply with regulatory liquidity requirements or to satisfy its current obligations.

In addition, on any day that the sum of all repurchases of excess stock equals or exceeds an amount that would cause the Bank to fall below its minimum regulatory capital requirements, the Bank will suspend repurchase activities until either it can honor those repurchases in full or the board of directors establishes pro rata repurchase procedures.

Pursuant to amendments to the Bank’s Capital Plan, effective August 5, 2011, and the Amended Joint Capital Enhancement Agreement by and among each of the FHLBanks, the Bank is required to hold an amount of restricted retained earnings. Redemptions and repurchases of Class B stock are prohibited in the event the Bank’s total capital, defined as retained earnings, the amount paid-in for capital stock, the amount of any general allowance for losses, and the amount of other instruments that the Finance Agency has determined to be available to absorb losses incurred by the Bank, falls below the Bank’s aggregate paid-in amount of capital stock.

Voting Rights

The members are entitled to vote only in connection with the election of directors in accordance with the FHLBank Act and Finance Agency regulations. Voting rights in regard to the election of directors are set forth at 12 C.F.R. Section 1261. The Bank calculates annually each member’s minimum stock requirement for purposes of determining its voting shares based on the member’s total assets, outstanding activity, acquired member assets, and targeted debt/equity investments carried on the Bank’s balance sheet on the preceding December 31, which is the “record date” for such determination. Each member is eligible to vote for all open elective director seats in the state in which its principal place of business is located. Each member is entitled to cast one vote for each share of Class B stock that the member was required to hold as of the record date in each election for each open elective director seat in the state in which the member’s principal place of business is located. In cases in which there are multiple directorships to be filled for a voting state, a member may not aggregate all of its available votes for a single candidate. In a single directorship election, a

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member may not split its votes between director candidates but must cast all of its votes available election for a single candidate. The number of votes that each member may cast for each directorship may not exceed the average number of shares of Class B stock required to be held as of the record date by all members located in that state. For example, if a member holds 100 shares of Class B stock, but the average number of shares of Class B stock held by all members in such member’s state of residence is 75 shares, the member may vote only 75 shares in each open elective director seat election in the state in which its principal place of business is located. Excess stock is not “required stock” and thus is not counted in determining the number of votes that a member may cast. A former member that was a member as of the record date is entitled to vote in the election of directors in accordance with the FHLBank Act and regulations. There are no voting preferences associated with any class or subclass of Class B stock.

Classification of Board of Directors/Cumulative Voting

Each member of the Bank’s board of directors serves a four-year term, and the Board’s terms are staggered. There are no classes of directors, and there is no cumulative voting.

Liquidation Rights

Subject to the authority of the Finance Agency, in the event of liquidation of the Bank, after making provision for the payment of the Bank’s liabilities, the Bank will pay each member the par value of its Class B stock. However, if sufficient funds are not available to make payment for all of the Class B stock outstanding, payment will occur on a pro rata basis among the holders of Class B stock in proportion to the number of shares of Class B stock owned by each. In addition, upon liquidation, any undistributed retained earnings, paid-in surplus, undivided profits, equity reserves, and other assets not otherwise identified will be allocated in the same manner. In the event that the Bank merges with or consolidates into another FHLBank, the holders of Class B stock are entitled to the rights and benefits set forth in the agreement of merger or consolidation approved by the board of directors and the Finance Agency. None of the shares of Class B stock has any right of preference in liquidation.

Preemptive Rights

Members are not entitled to any preemptive rights.

Restrictions on Transfer

The Capital Plan prohibits transfers of Class B stock between members or any other parties except in connection with a merger or consolidation with another institution. Any such transfer will be at par value.

Modification of Rights of Holders

Both the Bank’s board of directors and the Finance Agency must approve any amendment to the Capital Plan. Members’ consent is not required to amend the Capital Plan. The Bank will provide written notice to members at least five business days prior to the effective date of any amendment.

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